

Mail Stop 4631

August 5, 2009

Mr. Hector Medina
Executive VP of Planning and Finance
CEMEX, S.A.B. de C.V.
Av. Ricardo Margain Zozaya #325
Colonia Valle del Campestre
Garza Garcia, Nuevo Leon, Mexico 66265

> **RE: Form 20-F for the year ended December 31, 2008**
> **File No. 1-14946**

Dear Mr. Medina:

We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to U.S. GAAP literature. If your accounting under Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote. These revisions should be included in your future filings.

<u>Item 3 – Key Information, page 3</u>

2. You present operating EBITDA and the ratio of operating EBITDA to interest expense on page 19 because you believe that they are widely accepted as financial indicators of your ability to internally fund capital expenditures and service or incur debt. Since it appears that you are presenting operating EBITDA as a liquidity measure, please revise to reconcile operating EBITDA to cash flows from operations instead of reconciling operating EBITDA to operating income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

<u>Item 5 – Operating and Financial Review and Prospects, page 67</u>

<u>Critical Accounting Policies, page 69</u>

<u>Income Taxes, page 69</u>

3. Please enhance your disclosure of your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable and how that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

<u>Impairment of Long-Lived Assets, page 72</u>

4. We note your disclosure here and on page F-31 regarding your accounting for the impairment of long-lived assets. Please enhance your disclosure by disclosing how the assumptions and methodologies used for assessing goodwill for impairment in the current year have changed since the prior year, highlighting the impact of any changes.

<u>Item 18 - Financial Statements</u>

<u>Note 11 – Debt and Financial Instruments, page F-32</u>

5. You disclose that you and your creditors entered into waivers and amendments to several of your debt instruments relating to a number of financial ratios. In light of this, please tell us what consideration you gave to EITF 86-30 regarding the classification of debt as current and non-current liabilities on the face of your balance sheet.

Note 25 – Differences Between Mexican and United States Accounting Principles, page F-66

(l) Impairment of Long-Lived Assets, page F-75

6. You disclose that based on the results of goodwill impairment testing as of December 31, 2008 under U.S. GAAP, you recorded an estimated impairment loss and will adjust this amount as necessary upon the completion of the measurement of the impairment charge in a subsequent reporting period. We note that you filed your Form 20-F on June 30, 2009. Please clarify what additional information you were waiting for in order to complete your impairment testing. If you have completed your impairment testing, tell us whether you must make any adjustment to your estimated impairment loss. If you have not completed your testing, please explain why not and when you expect to complete your impairment testing under U.S. GAAP.

7. We note your sensitivity analysis of the discount rates and growth rates based upon reasonably likely changes, and how the changes in these rates would affect the aggregate fair value. Please enhance your disclosure to quantify the additional goodwill impairment charges that would result if these reasonably likely changes occurred.

8. For those reporting units in which you recorded a goodwill charge or it is reasonably likely you may be required to record an impairment charge, provide quantified disclosure of all assumptions used for those reporting units.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief